EXHIBIT 1.01

RALPH LAUREN CORPORATION

Conflict Minerals Report

For the Year Ended December 31, 2022

This Conflict Minerals Report of Ralph Lauren Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), for the reporting period January 1, 2022 to December 31, 2022 (the “Reporting Period”). Unless the context indicates otherwise, the terms “Company,” “we,” “us” and “our” refer to Ralph Lauren Corporation and its consolidated subsidiaries.

The Conflict Minerals Rule imposes certain reporting obligations on public companies whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. The term “conflict minerals” is defined by the Conflict Minerals Rule as: (a) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (collectively, the “3TGs”); or (b) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo ("DRC") or any adjoining country that shares an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola) (collectively referred to as the “Covered Countries”).

The Company determined that we are subject to the requirements of the Conflict Minerals Rule because we contract to manufacture certain products in which one or more of the 3TGs may be necessary to the functionality or production of those products. As a result of this determination, the Company conducted a reasonable country of origin inquiry (“RCOI”) to ascertain whether any of the 3TGs in its products originated from the Covered Countries or from recycled or scrap sources. Based on the results of the RCOI and in accordance with the Conflict Minerals Rule, the Company then performed due diligence on the source and chain of custody of the 3TGs.

Section 1. Company Overview

The Company is a global leader in the design, marketing, and distribution of luxury lifestyle products, including apparel, footwear & accessories, home, fragrances, hospitality, and other licensed product categories. We do not directly manufacture products but rather we contract for the manufacture of our products. This report relates to the following product categories (the “Covered Products”): apparel, footwear & accessories, and home. The Covered Products include products: (a) that were manufactured by certain third parties that affixed the Company’s brand, marks, logo or label to a generic product; and (b) for which we exerted sufficient influence over the manufacture of the products such that we could be considered to have contracted for their manufacture. The Covered Products do not include licensed product categories.

We have a global network of suppliers, vendors, and factories (the “Supply Chain Participants”) and there are, generally, multiple tiers between the 3TG sources and our direct Supply Chain Participants. Since we do not directly manufacture products but rather contract for the manufacture of the Covered Products, we must rely on our Supply Chain Participants to provide information regarding the products they supply to us and the origin of any 3TGs that are necessary to the functionality of those products. Due to the depth of our supply chain, we are far removed from the sources of ore from which 3TGs are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the countries of origin of those ores reflect the Company’s circumstances and position in the supply chain as a “downstream” company with no direct influence on smelters or refiners. Since we do not have a direct relationship with smelters and refiners of 3TGs, we do not conduct or commission independent third party-audits of the smelters

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and refiners from which our independent Supply Chain Participants source 3TGs. We rely upon industry initiatives, such as the Responsible Minerals Initiative (“RMI”) founded by the Responsible Business Alliance (“RBA”) for independent third-party audit information.

We are opposed to human rights abuses such as those occurring in the Covered Countries and are committed to the principles of ethical business practices, including the responsible sourcing of 3TGs. We expect that our Supply Chain Participants share this commitment and require that they cooperate with us in the compliance of the Conflict Minerals Rule.

Our expectations with respect to sourcing 3TGs reflect our continuing commitment to: identify product manufactured for us that contain 3TGs; engage with our Supply Chain Participants to identify the origin of those 3TGs; and deliver products to our consumers that are manufactured in a responsible and ethical manner. As we enter into new contractual arrangements with our Supply Chain Participants, or our contracts renew, we include provisions requiring them to represent that they do not source 3TGs from non-certified mines in the Covered Countries, and that they will identify, document and disclose to us, the source origins of any 3TGs utilized in their supply chain.

Section 2. Reasonable Country of Origin Inquiry (“RCOI”)

Due to the complexity of our supply chain and the breadth of our product offerings, we developed a risk-based approach that focused on Supply Chain Participants who were: (a) direct finished goods vendors, and (b) suppliers of raw materials and components that we believed were likely to supply us with products containing any of the 3TGs (such as hardware or metal components suppliers). As a result of our review, we determined that during the Reporting Period, we contracted to manufacture certain Covered Products containing 3TGs which are necessary to the functionality or production of those products. Based on this determination, we then conducted an RCOI to ascertain whether any 3TGs in the Covered Products originated in the Covered Countries.

To determine the origin of the 3TGs in the Covered Products, we retained an independent third-party service provider (the “Service Provider”), to assist us in reviewing our supply chain. Utilizing the Service Provider’s web-based software as a service tool, the Company requested its Supply Chain Participants to complete a survey (the “Conflict Minerals Survey”). The Conflict Minerals Survey was designed using the RMI’s Conflict Minerals Reporting Template (“CMRT”). The Service Provider’s system allowed suppliers to complete and upload the CMRT directly into the system, and it provided the users with the ability to assess and manage information, as well as track and manage communications with suppliers within the system. In certain limited instances, Supply Chain Participants were also contacted directly via email communication. The Conflict Minerals Survey was accompanied by an introductory message reiterating, to our Supply Chain Participants, our commitment to the responsible sourcing of 3TGs, and our expectations that our Supply Chain Participants share this commitment and cooperate with our compliance efforts.

The use of the CMRT allowed for some elimination of “out of scope” suppliers. The CMRT also allowed us to collect the following information from each of our Supply Chain Participants:

i.	the types of raw materials, product components or Covered Products such Supply Chain Participant provided to the Company during the Reporting Period;

ii.	information regarding the source or origin of any 3TGs, including the names and locations of smelters and refiners or source of 3TGs supplied to the Company;

iii.	whether any 3TGs supplied to the Company came from recycled or scrap sources; and

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iv.	other additional information related to such Supply Chain Participant’s sourcing and compliance activities.

Our Supply Chain Participants were required to submit completed CMRTs through the Service Provider’s system. In addition to communicating with the Supply Chain Participants via the Service Provider’s platform, the escalation process for non-responsive Supply Chain Participants also included at least three additional follow-up emails, telephone calls and direct communications, as necessary.

The Service Provider’s software tool provided the ability to conduct automated data validation to review each completed CMRT for completeness, reasonableness, and consistency of answers. Upon receipt, all submitted forms were reviewed and classified as either “valid” or “invalid.” All Supply Chain Participants who submitted incomplete or inconsistent answers were classified as “invalid” and were contacted for clarification on specific responses or to request the resubmission of a valid CMRT. Additionally, the Service Provider’s platform provides Supply Chain Participants access to education and training resources to guide Supply Chain Participants on navigating through the CMRT, and best practices for corrective action methods and ways to improve their own internal programs. All communications were monitored and tracked in the Service Provider’s Conflict Minerals portal for future reporting and transparency.

Based on the results of the RCOI and in accordance with the Conflict Minerals Rule, the Company then performed due diligence on the source and chain of custody of the 3TGs.

Section 3. Due Diligence Measures

Design

We based our due diligence measures, in all material respects, on the framework set forth in the Organisation for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the supplements on tin, tantalum, tungsten and gold (“OECD Guidance”). The OECD Guidance was written for both upstream and downstream companies in the supply chain. Since the Company is a “downstream” company, with no direct relationship or influence on smelters or refiners of 3TGs, our due diligence practices were tailored accordingly. We also consider the requirements of the European Union Conflicts Minerals Rule with respect to due diligence efforts.

Step 1: Establish Strong Company Management Systems

The Company has developed management systems regarding the Conflict Minerals Rule. These systems include the following elements:

•	Conflict Minerals Policy: The Company has adopted a Conflict Minerals Policy which is available at https://corporate.ralphlauren.com/reports-and-policies

•	Internal Team: The Company has established an internal team responsible for managing the due diligence process to comply with the Conflict Minerals Rule. This team includes representatives from the following departments at the Company: (i) Global Citizenship, Worker Well-Being; (ii) Global Manufacturing and Sourcing; (iii) Global Quality Assurance & Testing; and (iv) Legal. As previously noted, the Company also utilizes a Service Provider, to complement our internal Conflict Minerals team. The Service Provider assists with collecting and evaluating supply chain information regarding 3TGs,

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communicating with Supply Chain Participants, and developing and implementing due diligence measures. The Company leverages the Services Provider’s dedicated multi-lingual program specialists who are trained in conflict minerals compliance and the intricacies of the CMRT and conflict minerals reporting;

•	Control Systems: The Company has established a control system which documents its due diligence activities, including findings and communications, within our supply chain. Utilizing the Service Provider’s web-based system, we communicated the Company’s expectations regarding compliance with the Conflict Minerals Rule, to our Supply Chain Participants, and followed-up with our Supply Chain Participants via e-mail and telephone conversations. All these activities are documented and retained in the Service Provider’s database;

•	Supplier Engagement: As we enter into new or renew our existing contractual arrangements with our Supply Chain Participants, we include provisions requiring them to represent that they do not source 3TGs from non-certified mines in the Covered Countries, and that they will identify, document and disclose to us, the source origins of any 3TGs utilized in their supply chain. The Company provided each of its Supply Chain Participants with a CMRT, using the Service Provider’s web-based tool. The Service Provider reviewed each survey and conducted due diligence by following-up on each Supply Chain Participant’s responses in their Conflict Minerals Survey, as applicable. To further strengthen communication and engagement with Supply Chain Participants, we have also utilized the Service Provider’s learning management systems, and provided all Supply Chain Participants with access to training material and courses which focus on responsible sourcing. For non-English speaking suppliers, Supply Chain Participants are provided access to the Service Provider’s multilingual help desk support and other multilingual resources to provide guidance and educational opportunities related to properly filing the CMRT;

•	Grievance Mechanism: The Company has implemented a mechanism that provides for confidential reporting of suspected violations or concerns through the Company’s RL Hotline, a reporting service that is maintained by an independent third party. Violations or grievances at the industry level may also be reported to the RMI directly, via the RMI Minerals Grievance Platform, accessible at: https://mineralsgrievanceplatform.org/; and

•	Maintain Records: The Company has implemented a document retention policy through the Service Provider’s system which will retain Conflict Minerals-related documents, including the Supply Chain Participants’ responses to Conflict Minerals Surveys and sources identified, for a period of five (5) years. The Service Provider’s database can be audited by internal or external parties.

Step 2: Supply Chain Risk Identification and Assessment

Areas of risks are identified in the Service Provider’s system based on criteria established for the Supply Chain Participants’ responses. These risks are addressed by the Service Provider and members of the Company’s internal Conflict Minerals team by contacting the Supply Chain Participant, gathering additional pertinent data (as necessary) and performing an assessment of such Supply Chain Participant’s Conflict Minerals status.

As previously noted, our Supply Chain Participants consist of a global network of suppliers, vendors, and factories. As such, completed CMRTs from each of our Supply Chain Participants

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were comprehensive and, in most cases, included all facilities in such participant’s network, not just the particular facility that produced the Company’s Covered Products. As a result, because of the nature of our Supply Chain Participants’ global network of factories and facilities, this report may include more facilities than those that actually processed the 3TGs present in the Company’s Covered Products.

To the extent that specific smelters or refiners of 3TGs were identified by our Supply Chain Participants, the Service Provider compared the responses from the completed CMRTs with known processing facilities in the RMI list of active participants in the RMI Responsible Minerals Assurance Process (“RMAP”) Gold Standard, Tin and Tantalum Standard, Tungsten Standard, as applicable, as well as the London Bullion Market Association Responsible Gold Audit Program and the Responsible Jewellery Council Chain of Custody Certification Program. Each identified facility was compared to the RMI list of smelters and refiners to ensure that facilities met the recognized definition of a 3TG processing facility. If a Supply Chain Participant indicated that the facility was certified as “Conflict-Free,” the Service Provider confirmed that the name of such facility was certified through the RMAP process and has undergone a successful audit against a standard in conformance with the OECD Guidance, such as the RMAP.

Once a facility was found to meet the RMI definition of a 3TG smelter or refiner, such facility was assessed for risk, based on the presence of red flag indicators including, but not limited to, those listed in the OECD Guidance, such as:

•	Geographic location in countries subject to sanctions, such as Russia;

•	Business dealings with or links to individuals or entities subject to sanctions;

•	Geographic proximity to conflict-affected and high-risk areas, including the DRC and Covered Countries;

•	RMAP audit status;

•	Credible evidence of unethical or sourcing of Conflict Minerals;

•	Known mineral source country of origin; and

•	Peer Assessments conducted by credible third-party sources.

Additionally, the Supply Chain Participants were evaluated on whether they had implemented a program that incorporated the responsible sourcing due diligence measures, including conflict minerals practices and policies, as recommended by the OECD. Assessing whether a Supply Chain Participant’s program meets the OECD Guidance assists us in identifying risk in our supply chain and in making key risk mitigation decisions as our Conflict Minerals compliance program evolves.

Step 3: Design and Implement a Strategy to Respond to Risks

The Company’s risk management plan to respond to any situations which might arise involving Conflict Minerals includes carrying out the due diligence described in this Report, understanding the products impacted by any supplied materials identified as containing 3TGs, understanding the extent of the Company’s reliance on such materials, undertaking additional due diligence and risk mitigation to respond to identified risks, and communicating to our Supply Chain Participants that any 3TGs should be sourced responsibly.

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Feedback on CMRT submissions are provided directly to Supply Chain Participants, and multilingual educational resources regarding corrective action methods and improvements to supplier programs and processes are available at no expense on the Service Provider’s platform. In accordance with OECD Guidance, risk mitigation will depend on the Supply Chain Participant’s specific program, including such participant’s due diligence measures, and corrective actions.

Step 4: Independent Third Party Private Sector Audit

We are not required to obtain an independent private sector audit (“IPSA”). If an IPSA is required in the future, we will outline the results of any required audit. We do not have a direct relationship with any 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the RMI RMAP Audit Program, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program. The Service Provider also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facilities’ sourcing practices.

Step 5: Report on Supply Chain Due Diligence

With the preparation and release of this Report, we have published a report of our due diligence measures with respect to the sourcing of 3TGs. A copy of this report is available at http://investor.ralphlauren.com. We have also publicly filed our Form SD and Conflict Minerals Report with the Securities and Exchange Commission (the “SEC”).

Section 4. Due Diligence Findings

Based on the survey responses received from our Supply Chain Participants, we believe that gold and tin are, or may be, necessary to the functionality or production of: (1) products that our Company contracts to be manufactured, including, but not limited to apparel, and metal components such as zippers, trims, rivets, buttons, and buckles, and (2) accessories, such as, watches and fine jewelry.

As previously noted, the Company does not have a direct relationship with smelters or refiners of 3TGs, and as a result, we must rely on our suppliers to provide us with smelter, refiner and country of origin data.

Based on our RCOI, we believe that the facilities that were used by our Supply Chain Participants to process the 3TGs that may be contained in our Covered Products included, but may not be limited to, the smelters and refiners listed in the chart attached hereto as Schedule A and sourced from the countries of origin listed in Schedule B below. As previously noted, many of the CMRTs collected were provided at the Supply Chain Participant’s company or division level and therefore may include more facilities than those that actually processed the 3TGs present in the Company’s Covered Products.

All Supply Chain Participant’s that reported they use smelters or refiners that source from Covered Countries indicated that these identified smelters or refiners were determined to be “DRC conflict free” based on the internationally accepted audit standards of the RMAP or the London Bullion Market Association Good Delivery Program.

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Section 5. Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve our due diligence measures and/or endeavor to mitigate risks:

i.	continue to communicate with our Supply Chain Participants regarding our expectations and requirements for compliance;

ii.	continue to refine the RCOI process and procedures in an effort to increase the Conflict Minerals Survey response rate and improve the content of our Supply Chain Participants’ responses to the Conflict Minerals Survey;

iii.	continue to monitor information regarding global traceability of raw materials in our products and continue to assess the use and source of 3TGs in our supply chain;

iv.	engage with our Supply Chain Participants to conduct further due diligence on smelters in high risk countries;

v.	continue to raise awareness of our Supply Chain Participants by directing them to information and training resources regarding responsible sourcing of 3TGs and encouraging identified smelters and refiners to become audited in accordance with OECD Guidance;

vi.	continue to identify additional available resources to evaluate risks, including: comprehensive smelter and refinery databases with detailed listings and audit status, credible media reports relating to 3TG sourcing, and open source regulatory databases for comparing facilities against government watch and denied parties lists;

vii.	continue to monitor global legislative and regulatory developments and industry trends related to responsible sourcing focusing on human rights due diligence, transparency and risk mitigation; and

viii.	continue to participate in industry-based efforts, such as the working group on Conflict Minerals organized by the American Apparel & Footwear Association, and relevant trade associations, such as the National Retail Federation and the United States Fashion Industry Association, to encourage further improvement and reliability in 3TG traceability programs, encourage responsible sourcing of 3TGs and to define and implement best practices.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this report or incorporated by reference into report, in future filings by us with the SEC, in our press releases, and in oral statements made from time to time by us or on our behalf constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and are indicated by words or phrases such as “anticipate,” “outlook,” “estimate,” “ensure,” “commit,” “expect,” “project,” “believe,” “envision,” “goal,” “target,” “can”, “will” and similar words or phrases. These forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed in or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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Schedule A

METAL	SMELTER OR REFINER NAME	SMELTER OR REFINER ID
Gold	Argor-Heraeus S.A.	CID000077
Gold	Chimet S.p.A.	CID000233
Gold	Italpreziosi	CID002765
Gold	Metalor Technologies S.A.	CID001153
Gold	Metalor USA Refining Corporation	CID001157
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	CID001161
Gold	Safimet S.p.A	CID002973
Gold	Safina A.S.	CID002290
Gold	Shandong Gold Smelting Co., Ltd.	CID001916
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CID001622
Gold	T.C.A S.p.A	CID002580
Gold	Tanaka Kikinzoku Kogyo K.K.	CID001875
Gold	Umicore S.A. Business Unit Precious Metals Refining	CID001980
Gold	Western Australian Mint (T/a The Perth Mint)	CID002030
Gold	Wieland Edelmetalle GmbH	CID002778
Tin	Alpha	CID000292
Tin	Aurubis Beerse	CID002773
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CID000228
Tin	China Tin Group Co., Ltd.	CID001070
Tin	Dowa	CID000402
Tin	EM Vinto	CID000438
Tin	Fenix Metals	CID000468
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CID000538
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	CID000555
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CID003116
Tin	Jiangxi New Nanshan Technology Ltd.	CID001231
Tin	Luna Smelter, Ltd.	CID003387
Tin	Malaysia Smelting Corporation (MSC)	CID001105
Tin	Metallic Resources, Inc.	CID001142
Tin	Mineracao Taboca S.A.	CID001173
Tin	Minsur	CID001182
Tin	Mitsubishi Materials Corporation	CID001191
Tin	Operaciones Metalurgicas S.A.	CID001337
Tin	PT Artha Cipta Langgeng	CID001399
Tin	PT ATD Makmur Mandiri Jaya	CID002503
Tin	PT Babel Inti Perkasa	CID001402
Tin	PT Babel Surya Alam Lestari	CID001406
Tin	PT Bangka Serumpun	CID003205
Tin	PT Bukit Timah	CID001428

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METAL	SMELTER OR REFINER NAME	SMELTER OR REFINER ID
Tin	PT Cipta Persada Mulia	CID002696
Tin	PT Menara Cipta Mulia	CID002835
Tin	PT Mitra Stania Prima	CID001453
Tin	PT Prima Timah Utama	CID001458
Tin	PT Rajawali Rimba Perkasa	CID003381
Tin	PT Refined Bangka Tin	CID001460
Tin	PT Sariwiguna Binasentosa	CID001463
Tin	PT Stanindo Inti Perkasa	CID001468
Tin	PT Timah Tbk Kundur	CID001477
Tin	PT Timah Tbk Mentok	CID001482
Tin	PT Tinindo Inter Nusa	CID001490
Tin	Rui Da Hung	CID001539
Tin	Thaisarco	CID001898
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CID002180
Tin	Tin Technology & Refining	CID003325
Tin	White Solder Metalurgia e Mineracao Ltda.	CID002036
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CID002158
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CID002494
Tungsten	H.C. Starck Tungsten GmbH	CID002541
Tungsten	Masan High-Tech Materials	CID002543

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Schedule B

Ãland Islands	Namibia	Zambia
Andorra	New Zealand	Zimbabwe
Angola	Nicaragua
Argentina	Niger
Armenia	Nigeria
Australia	Germany
Austria	Ghana
Belgium	Guatemala
Benin	Guinea
Bolivia (Plurinational State of)	Guyana
Brazil	Honduras
Burkina Faso	Hong Kong
Burundi	Hungary
Cambodia	India
Canada	Indonesia
Central African Republic	Ireland
Chile	Israel
China	Panama
Colombia	Papua New Guinea
Congo	Peru
Czechia	Philippines
Democratic Republic of Congo	Poland
Djibouti	Portugal
Dominica	Russian Federation
Ecuador	Rwanda
Egypt	Senegal
Eritrea	Sierra Leone
Estonia	Singapore
Ethiopia	Slovakia
France	South Africa
Italy	South Sudan
Japan	Spain
Jersey	Sudan
Kazakhstan	Sweden
Korea	Switzerland
Luxembourg	Taiwan
Madagascar	Tanzania
Malaysia	Thailand
Mali	Turkey
Mexico	Uganda
Mongolia	United Kingdom
Morocco	United States
Mozambique	Uzbekistan
Myanmar	Viet Nam

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